SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D. C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the month of March 2013
Commission File Number: 001-06439

SONY CORPORATION
(Translation of registrant's name into English)

1-7-1 KONAN, MINATO-KU, TOKYO, 108-0075, JAPAN
(Address of principal executive offices)

The registrant files annual reports under cover of Form 20-F.

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F,

Form 20-F X	Form 40-F __

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934, Yes No X

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):82-______

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

SONY CORPORATION
(Registrant)

By: /s/ Masaru Kato
(Signature)
Masaru Kato
Executive Vice President and
Chief Financial Officer

Date: March 26, 2013

List of materials

Documents attached hereto:

i) Notice Concerning Change of Representative Corporate Executive Officer

March 26, 2013

Notice Concerning Change of
Representative Corporate Executive Officer

Sony Corporation today announced a change in Representative Corporate Executive Officer as follows.

1.	Reason for Change
Resignation by himself

2.	Retiring Representative Corporate Executive Officer
	Name:	Ryoji Chubachi
	Title:	Representative Corporate Executive Officer, Vice Chairman

*
Dr. Ryoji Chubachi is resigning from his position as Representative Corporate Executive Officer of Sony Corporation as of March 31, 2013, and has been appointed to be President of the National Institute of Advanced Industrial Science and Technology beginning April 1, 2013.

3.	Date of Change
March 31, 2013